Exhibit 21.1

Principal Subsidiaries and Variable Interest Entities of the Registrant

Subsidiaries	Jurisdiction of Incorporation
Tiger Information Technology Inc.	Cayman Islands
HUYA PTE. LTD	Singapore
Huya Limited	Hong Kong
Guangzhou Huya Technology Co., Ltd.	PRC

Variable Interest Entities
Guangzhou Huya Information Technology Co., Ltd.	PRC
Guangzhou Yaoguo Information Technology Co., Ltd.	PRC
Guangzhou Dachafan Entertainment Co., Ltd.	PRC